SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 14, 2005

Commission File No. 1-14838

________________

Rhodia
 (Name of Registrant)

26, quai Alphonse Le Gallo
92512 Boulougne-Billancourt
France
 (Address of Principal Executive Offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Enclosures:	A press release dated August 31, 2005 announcing that Rhodia has completed the sale of its ISCEON HFC refrigerant blends business to Dupont; a press release dated Septemer 2, 2005 announcing that Rhodia has signed an agreement for the sale of its phosphates and sulfuric acid businesses in Rieme to Misa; and a press release dated September 13, 2005 announcing that two of Rhodia's facilities in Switzerland and Louisiana were impacted by the natural disasters in these regions.

Incorporated by reference into Rhodia's Registration Statement on Form F-4 (Reg. No. 333-124810)

PRESS RELEASE

RHODIA COMPLETES SALE OF ITS
ISCEON® HFC REFRIGERANT BLENDS BUSINESS TO DUPONT

Paris, August 31, 2005 — Following the announcement on June 22 of the signing of an agreement to sell its ISCEON® hydrofluorocarbon (HFC) refrigerant blends business to DuPont Refrigerants, Rhodia today confirmed all regulatory approvals have been received and the sale has been completed.

ISCEON® refrigerant blends are used as a replacement for ozone depleting refrigerants in air conditioning, cold storage, domestic refrigeration and process cooling. Rhodia will continue to manufacture and sell refrigerant R-22 from its Avonmouth facility in the United Kingdom.

This transaction, which marks a further step in the strategic refocusing of Rhodia’s Organics Enterprise, forms part of the divestiture of non-strategic activities being undertaken by the Rhodia Group with a view to consolidating its business portfolio.

This press release is available on Rhodia’s corporate website at: www.rhodia.com

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials and services, and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of €5.3 billion ($6.9 billion) in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges

Contacts

Press Relations
Lucia Dumas	Tel +33 1 55 38 45 48
Anne-Laurence de Villepin	Tel +33 1 55 38 40 25

Investor Relations
Nicolas Nérot	Tel +33 1 55 38 43 08

Following this divestiture, the ISCEON® trademark belongs to DuPont or its affiliates.

PRESS RELEASE

RHODIA SIGNS AGREEMENT FOR SALE OF ITS PHOSPHATES AND
SULFURIC ACID BUSINESSES IN RIEME TO MISA

Paris, September 2, 2005 — Rhodia today announced the signing of an agreement for the sale of its phosphates and sulfuric acid manufacturing businesses at its site in Rieme (Belgium) to Misa Inc.

The transaction is likely to be finalized in the coming weeks, pending approvals from the Belgium authorities.

This transaction, which marks a further step in Rhodia’s withdrawal from the phosphates area, forms part of the divestiture of non strategic activities being undertaken by the Group with a view to consolidating its business portfolio.

This press release is available on Rhodia’s corporate website at: www.rhodia.com

Misa Inc. is an affiliate of Uganda based Madhvani International engaged in the development of projects in the industry, energy, agriculture and infrastructure sectors.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials and services, and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of €5.3 billion ($6.9 billion) in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges

Contacts

Press Relations
Lucia Dumas	Tel +33 1 55 38 45 48
Anne-Laurence de Villepin	Tel +33 1 55 38 40 25

Investor Relations
Nicolas Nérot	Tel +33 1 55 38 43 08

PRESS RELEASE

TWO PLANTS AFFECTED BY THE RECENT NATURAL DISASTERS IN
SWITZERLAND AND LOUISIANA

Paris – September 13, 2005 — Recent natural disasters in Central Europe and the United States have adversely affected operations at two Rhodia facilities.

The Emmenbrücke polyamide technical fibers production plant suffered severe damage following heavy flooding in Switzerland in late August. The facility has been shut down, and some production has been transferred to the Humenné plant in Slovakia. After repairs, production will gradually resume in fourth-quarter 2005.

The Baton Rouge plant in Louisiana, which regenerates sulfuric acid for refineries in the region and manufactures diphenols, suffered little damage from Hurricane Katrina and is back on stream. However, Rhodia is still waiting for some of its customers to resume operations and is adversely impacted by the disruption of the supply chain in this region.

These exceptional events will slow down the forecasted growth in EBITDA in the second half. The full-year 2005 impact of these natural disasters is not expected to exceed a 5% shortfall in projected EBITDA.

The Group’s businesses are performing satisfactorily and these exceptional events, whose impact is limited to second-half 2005, do not jeopardize Rhodia’s 2006 targets.

You can download this press release from Rhodia’s website: www.rhodia.com

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials and services, and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia generated net sales of €5.3 billion ($6.9 billion) in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Lucia Dumas	Tel +33 1 55 38 45 48
Anne-Laurence de Villepin	Tel +33 1 55 38 40 25

Investor Relations
Nicolas Nérot	Tel +33 1 55 38 43 08

SIGNATURE

                 Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2005	RHODIA
	By:	/s/ BRUNO MOUCLIER
	Name:	Bruno Mouclier
	Title:	Chief Financial Officer